JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

April 5, 2012

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Jessica Dickerson, Staff Attorney

Re: JA Energy

Amendment No. 3 to Registration Statement on Form S-1

Filed April 5, 2012

File No.: 333-179516

Dear Ms. Dickerson:

On behalf of JA Energy (the “Company”), we are hereby responding to your April 4, 2012 telephone call to our corporate counsel with respect to the Company’s Registration Statement on Form S-1 (File No. 333-179516) (the “Registration Statement”).

Per your request, we have added additional disclosures to the interactive data associated with this filing. We appreciate your understanding as work through the technical difficulties we experienced with the new EDAGR XBRL filing requirements.

On behalf of the company, we acknowledge that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

JA ENERGY
By:	/s/ James Lusk
James Lusk President